Five Oaks Investment Corp. c/o Oak Circle Capital Partners LLC 540 Madison Ave, 19th Floor New York, NY 10022 Tel: 212 257 5070

March 25, 2016

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, D.C. 20549

Re:	Five Oaks Investment Corp.
Form 10-K for the fiscal year ended December 31, 2014, filed March 16, 2015 (“2014 10-K”)
Form 10-Q for the quarterly period ended September 30, 2015, filed November 9, 2015 (“September 10-Q”)
File No. 1-35845

Dear Ms. Monick,

This letter is submitted by Five Oaks Investment Corp. (the “Company” or “we”) in response to its discussion on March 21, 2016 with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) and a comment letter of the Staff dated March 10, 2016 regarding the Company’s 2014 10-K and September 10-Q. During such discussion, we updated the Staff as to our current conclusions regarding our disclosure controls and procedures (“DCPs”) and internal control over financial reporting (“ICFR”). Additionally during the discussion, the Staff asked us to clarify why our ICFR at December 31, 2014 and March 31, 2015 was effective in spite of the material weakness addressed below.

General

1. Within your next response, please provide to us the management representations requested at the end of our December 10, 2015 letter on the registrant’s letterhead and signed by a representative of the registrant.

The requested management representations on our letterhead and signed by an authorized representative are attached hereto.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 98

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2. We note your response to prior comment 3 and that the omission of the 2012 financial statements in your 2014 Form 10-K was the result of an administrative oversight that may reflect a control deficiency. You also state that you are in the process of enhancing the design of your disclosure controls and procedures to add additional layers of disclosure checklist review, with appropriate input from your third-party accounting services and legal service providers. We further note that you did not disclose any internal control over financial reporting changes in your 2014 10-K and the three Form 10-Qs filed in 2015. Please address the following:

• Tell us the disclosure controls in place as of December 31, 2014 to ensure that you include the number of years of financial statements required by SEC rules and which control(s) failed as of December 31, 2014.

As the Staff is aware from our discussion on March 21, 2016, we have changed our conclusions as to our DCPs and we have advised the Staff of a material weakness in our ICFR identified by our Board of Director’s Audit Committee also on March 21, 2016.

As the Staff is also aware, we filed our Annual Report on Form 10-K for the year ended December 31, 2015 on March 23, 2016 (our “2015 10-K”). The following presentation (drawn largely from Item 9A in our 2015 10-K) addresses the conclusion of our principal executive officer and principal financial officer as to such DCPs not being effective at December 31, 2014. It also describes the referenced material weakness that was not known to the Staff at the date of the Staff’s letter; and addresses the impact of that material weakness on our DCPs as well as our ICFR in respect of our financial presentations for the periods ended on such date through December 31, 2015.

Current Evaluation of Our Disclosure Controls and Procedures and of Our Internal Control Over Financial Reporting

In connection with the preparation of our 2015 10-K, and under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to paragraph (b) of Exchange Act Rules 13a-15 or 15d-15 as of December 31, 2015. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2015, as a result of the material weakness described below. Our principal executive officer and principal financial officer have also determined that as a result of such material weakness, and notwithstanding their prior conclusions to the contrary (originally set forth in our Quarterly Reports on Form 10-Q for each of the quarters ended June 30, 2015 and September 30, 2015, respectively, and set forth in communications to the Staff during this comment process), our disclosure controls and procedures were ineffective as of June 30, 2015, September 30, 2015 and December 31, 2015.

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Additionally, although it was the initial determination of our management that the omission of financial statements for our pre-IPO year from May 16, 2012 (date of commencement) to December 31, 2012 from our Annual Report on Form 10-K for the year ended December 31, 2014 (our “2014 10-K”) was an immaterial deficiency in our disclosure controls and procedures, after consultation with the Staff on this matter, our principal executive officer and principal financial officer have concluded that (notwithstanding their prior conclusions to the contrary, originally set forth in our 2014 10-K, and each of our Quarterly Reports on Form 10-Q filed during 2015, and in communications to the Staff in this comment process) such omission rendered our disclosure controls and procedures ineffective as of December 31, 2014, and as of the end of each quarter during 2015. We observe that this revised conclusion of ineffective disclosure controls and procedures as of the end of each quarterly period during 2015 would apply even if the material weakness which impacted the second and third quarters of 2015, as described above, did not exist.

Under the supervision of our Audit Committee and with the participation of management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness, as of December 31, 2015, of our ICFR. In making this assessment, management used the criteria set forth in the “Internal Control-Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Framework). Based on its evaluation under the COSO Framework, and as a result of the material weakness described below, our Audit Committee concluded on March 21, 2016 that, as of December 31, 2015, the Company’s internal control over financial reporting was not effective.

In connection with the evaluation described above and the preparation of our financial statements for inclusion in our 2015 10-K, we identified a material weakness in our internal control over financial reporting. Such material weakness did not result in any misstatements in our audited consolidated financial statements included in our 2015 10-K for the year ended December 31, 2015, but did require adjustments during the 2015 annual audit with respect to net income (loss) attributable to common stockholders, other comprehensive income (loss), and basic and diluted income (loss) per share in our preliminary 2015 consolidated financial statements, and required the restatement of the unaudited condensed consolidated financial statements for the periods ended June 30, 2015 and September 30, 2015, originally included in our Quarterly Reports on Form 10-Q for the second and third quarters of 2015, respectively.

The material weakness consisted of a failure of our control over the critical timely review of account balances to determine whether the appropriate accounting policy and methodology had been applied, which in turn resulted in the incorrect reporting of unrealized losses on two Non-Agency RMBS IOs for which we had elected the fair value option at the inception of each transaction. Such losses were incorrectly reported through other comprehensive income (OCI) instead of through our statements of operations for each of the quarter and year-to-date periods ended June 30, 2015 and September 30, 2015, respectively. The first IO was acquired in the Oaks Mortgage Trust Series 2015-1 transaction completed in April 2015, and the second IO was acquired in the Oaks Mortgage Trust Series 2015-2 transaction completed in November 2015.

As a consequence of this material weakness, management and our Audit Committee have concluded that our internal control over financial reporting was not effective as of December 31, 2015, nor was it effective as of June 30, 2015 or September 30, 2015 (resulting in our principal executive officer and principal financial officer herein revising their conclusions regarding the effectiveness of our disclosure controls and procedures as of each such date, as described above).

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Remedial Actions Currently Being Implemented

To remediate the material weakness in our internal control over financial reporting noted above (and consequent deficiencies in our disclosure controls and procedures), we are in the process of implementing certain changes to the design of our internal controls. Specifically, we have contracted with a nationally recognized accounting systems and services provider to provide us with a more robust accounting system that will improve the effectiveness of correct accounting treatment for transactions that we enter into. We are also in the process, with the assistance of an internationally recognized accounting firm, of formalizing enhanced written policies and procedures appropriate to the design and operation of controls and procedures applicable to the new system.

• Explain in detail how the control that failed is related only to disclosure controls and procedures and is not a control that overlaps with internal control over financial reporting (ICFR). For example, if the control that failed was the review of a disclosure checklist, please tell us whether this control also covers the U.S. GAAP disclosures and if so, why the failure of this control does not represent a control failure under ICFR.

The omission of the 2012 financial statements resulted in our principal executive officer and our principal financial officer concluding that our DCPs were not effective by reason of a failure to ensure that financial information required by a registrant to be disclosed in accordance with the Commission’s rules and form. Cf. Rules 13a-15(e) and 15d-15(e). Because the omission did not in any way implicate the integrity of the financial information reported, our management and Audit Committee did not determine that such omission resulted in any material weakness (or significant deficiency) under our ICFR.

• Tell us what controls, if any, you have added since December 31, 2014 to remediate the control failure and how you determined that none of these controls materially affected or were reasonably likely to materially affect your internal control over financial reporting.

Please see the discussion under the heading “Remedial Actions Currently Being Implemented” above; additionally, we have engaged an internationally recognized accounting firm to provide SEC checklist and compliance services to assist in assuring future DCP effectiveness.

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Additionally, with respect to your interim periodic reports filed during 2015, please tell us what consideration you have given to revising the conclusions indicating your disclosure controls and procedures were effective as of March 31, 2015, June 30, 2015 and September 30, 2015. To the extent that you do not expect to revise these conclusions, please tell us how you made that determination. Your response should include, but not be limited to, a discussion of any additional controls that were in place as of these interim dates that were not in place as of December 31, 2014.

Please see the discussion under the heading “Current Evaluation of our Disclosure Controls and Procedures and Internal Control over Financial Reporting” which relates in part that our principal executive officer and principal financial officer have concluded that our DCPs were not effective for any interim periodic report filed during 2015.

Why does the material weakness addressed above not relate back to December 31, 2014 or to March 31, 2015?

The material weakness was identified in connection with the accounting treatment for a type of security that the Company purchased for the first time in Q2 2015, specifically an Available-for-Sale Non-Agency RMBS IO from a securitization that the Company does not consolidate, and for which it elected the fair value option at inception. Accordingly, due to the specific set of circumstances relevant to this type of security, which first occurred in Q2 2015, the Company does not believe the material weakness relates back to prior reporting dates.

Thank you for your assistance regarding this matter. Please contact the undersigned at (212) 257-5073 with any questions.

Sincerely,

/s/ David Oston

David Oston

Chief Financial Officer

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Five Oaks Investment Corp. c/o Oak Circle Capital Partners LLC 540 Madison Ave, 19th Floor New York, NY 10022 Tel: 212 257 5070

March 25, 2016

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, D.C. 20549

Re:	Five Oaks Investment Corp.
Form 10-K for the fiscal year ended December 31, 2014, filed March 16, 2015 (“2014 10-K”)
Form 10-Q for the quarterly period ended September 30, 2015, filed November 9, 2015 (“September 10-Q”)
File No. 1-35845

Dear Ms. Monick,

This letter is submitted by Five Oaks Investment Corp. (the “Company” or “we”) in order to provide the management representations requested at the end of your December 10, 2015 letter. We hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter. Please contact the undersigned at (212) 257-5073 with any questions.

Sincerely,

/s/David Oston

David Oston

Chief Financial Officer